Exhibit 21
LIVENT CORPORATION
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

The following is a list of the Company’s consolidating subsidiaries, as of December 31, 2018, except for certain subsidiaries of the Registrant which do not, in the aggregate, constitute a significant subsidiary as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934. This list does not include equity affiliate investments and cost investment.

Name of Subsidiary	State or Country of Incorporation
Livent Corporation (the Registrant)	Delaware
FMC Lithium Singapore Pte. Ltd.	Singapore
FMC Lithium USA Corp.	United States
Livent USA LLC	United States
FMC Chemical International, AG	Hong Kong
MdA Lithium Holdings LLC	United States
Minera del Altiplano S.A.	Argentina